UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For November 19, 2025

Commission File Number: 001-41335

JE CLEANTECH HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Woodlands Sector 1

Singapore 738361

(Address of principal executive offices)

Bee Yin Hong, CEO

Tel: +65 6368 4198

Email: Elise.hong@jcs-echigo.com.sg

3 Woodlands Sector 1

Singapore 738361

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ANNUAL GENERAL MEETING OF MEMBERS

JE Cleantech Holdings Limited, a Cayman Islands exempt company (the “Company” or “JEC”), held its Annual General Meeting of Members at 10:00 a.m., local time, on November 18, 2025 at the office of the Company located at 3 Woodlands Sector 1, Singapore 738361 for the following purposes:

(1)	To elect each of the following five (5) persons to serve as directors of the Corporation in their respective capacities until the next annual general meeting of Members and thereafter until their successors shall have been elected and qualified: Hong Bee Yin, Executive Director, Long Jia Kwang, Executive Director, Karmjit Singh, Independent Non-Executive Director, Tay Jingyan, Gerald, Independent Non-Executive Director, and Khoo Su Nee, Joanne, Independent Non-Executive Director;

(2)	To consider and approve as a special resolution: (A) the re-designation and reclassification of share capital and (B) replacement of clause 8 of the Memorandum of Association, and (C) adoption of the New Amended and Restated Memorandum and Articles of Association;

(3)	To approve as an ordinary resolution, the ratification of the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025; and

(4)	To consider and act upon such other business as may properly come before the Meeting or any adjournments thereof. re-election of each of the following five (5) persons to serve as directors of the Company in their respective capacities until the next annual meeting of Members and thereafter until their successors shall have been elected and qualified:

Only Members of record at the close of business on October 15, 2025 were entitled to notice of and to vote at the Meeting.

RESULTS OF THE ANNUAL GENERAL MEETING OF MEMBERS

On November 18, 2025, the Company’s Annual General Meeting of Members was held at 10:00 a.m., local time, at the office of the Company located at 3 Woodlands Sector 1, Singapore 738361. The results of the Annual Meeting were as follows:

1.	The following five (5) persons were elected to serve as directors of the Company until the next annual meeting of Shareholders and thereafter until their successors shall have been elected and qualified: Hong Bee Yin, Executive Director, Long Jia Kwang, Executive Director, Karmjit Singh, Independent Non-Executive Director, Tay Jingyan, Gerald, Independent Non-Executive Director, and Khoo Su Nee, Joanne, Independent Non-Executive Director;

2.

The special resolution to approve the: (a) r-designation and re-classification of share capital; (b) replacement of clause 8 of the Memorandum of Association; and (c) adoption of the New Amended and Restated Memorandum and Articles of Association was duly adopted.

3.	The ordinary resolution to ratify the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025 was duly adopted.

Exhibits

99.1	Notice and Proxy Statement for the Annual General Meeting
99.2	Press Release dated November 19, 2025 with respect to the results of the Company’s Annual General Meeting of Members

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JE CLEANTECH HOLDINGS LIMITED (Registrant)

Date: November 19, 2025	By:	/s/ LONG Jia Kwang
LONG Jia Kwang, Chief Financial Officer and Secretary